

October 3, 2013

Via E-Mail
Mark Dipaolo, Esq.
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830

> **Re: Astex Pharmaceuticals, Inc.**
> **Schedule 14D-9/A**
> **Filed October 3, 2013**
> **File No.: 5-48769**

Dear Mr. Dipaolo:

We note that Sarissa Capital issued an open letter, dated October 2, 2013, regarding Astex Pharmaceuticals, Inc. and the third-party tender offer by Otsuka Pharmaceutical. In the open letter, you state that as one of Astex's largest shareholders, owning 5% of the outstanding shares of the company, you do not intend to tender your shares and that you have concerns about the timing and manner in which the auction process was conducted. Further, we note the following statements:

- "Sarissa Capital will not tender at current price. Sarissa Capital believes flawed process led to low price."
- "We believe the recently announced merger transaction with Otsuka Pharmaceutical significantly undervalues Astex…."
- "As shareholders, we benefit from extending the offer period as long as possible."
- "We are reaching out to potential bidders who we believe were left out of the process."
- "In summary, we believe near term clinical data and the possibility of a properly run bidding process in the future could lead to significantly more value for our Astex shares."

Please immediately file a Schedule 14D-9 since you appear to making a solicitation or recommendation to shareholders about the tender offer by issuing the open letter. Refer to Rule 14d-9(b) and (e)(1)ii.

Mark Dipaolo, Esq.
Sarissa Capital Management LP
October 3, 2013
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        Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions